SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 17 December 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

Number of reports in announcement: 2

NOTIFICATION OF CHANGES IN DIRECTORS’ DETAILS – Keki Dadiseth and James Ross

As required by Listing Rule 9.6.11(3), we confirm that the Board of Prudential plc has appointed James Ross, Prudential’s Senior Independent Director, to serve as a member of the Remuneration Committee with effect from 1 January 2008. At the same time, James will cease to serve as a member of the Audit Committee. Keki Dadiseth, non-executive director of Prudential plc, will also cease to serve as a member of the Audit Committee with effect from 1 January 2008, but will continue to serve as a member of the Remuneration Committee.

DISCLOSURE DIRECTOR’S DETAILS – Sir Win Bischoff

Director’s other publicly quoted directorships

As required by Listing Rule 9.6.14, we confirm the following change to the information disclosed in respect of Sir Win Bischoff, non-executive director of Prudential plc:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13(1)

Sir Win was appointed as Chairman of Citigroup Inc with effect from 11 December 2007.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 December 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary